Midwest@Work Initiative

MIDWEST@WORK ECONOMIC IMPACT OF INVESTMENTS
(2016-present)

38 Number of Projects	$865.5M HIT Investment Amount	$42.0M Building America NMTC Allocation	$1.7B Total Development Cost	5,416 Housing Units Created or Preserved

$3.1B Total Economic Impact	13.6M Hours of Construction Work Generated	17,565 Total Jobs Created	$368.3M State, Local and Federal Tax Revenue Generated	2,968(55%) Low-and Moderate- Income Housing Units

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.